Golden Chief Resources, Inc.
                            896 N. Mill Street, #203
                             Lewisville, Texas 75057
                                  972 219-8585
August 8, 2006



United States Securities and Exchange Commission
Attn: April Sifford, Branch Chief
Attn: Shannon Buskirk, Division of Corporation Finance
Washington, D.C. 20549

Re:  Golden Chief Resources, Inc.
     Form 10-KSB/A for fiscal year ended September 30, 2005
     Filed June 26, 2006
     File No. 000-12809


Dear Ms. Sifford,

We have reviewed your comment letter dated June 29, 2006 and ask that you see our responses included herewith.

Form 10-KSB/a for the Fiscal Year Ended September 30, 2005
----------------------------------------------------------

General
-------

     1. SEC Comment: As necessary, please evaluate the revisions you have made to your Form 10-KSB as of September 30, 2005 and determine what related revisions are required to be made to your Forms 10-QSB for the quarterly periods ending December 31, 2005 and March 31, 2006. Please ensure revisions to your Forms 10-QSB are made consistently with those made to your Form 10-KSB.

          Golden Chief Response:

          We have reviewed the Forms 10-QSB and do not believe that any revisions are necessary.

Cover Sheet
-----------

     2. SEC Comment: Revise the cover sheet of your filing to refer to the appropriate number of amendments to your original Form 10-KSB as filed on March 20, 2006. As the filing of your Form 10-KSB/A on June 26, 2006 is amendment No. 3, your next amended filing should be marked Amendment No. 4.

          Golden Chief Response:

          Corrected on attached amended Form 10KSB/A

Note 5 - Stock Options, page F-10
---------------------------------

     3. SEC Comment: We note the new disclosure of the table detailing the pro forma effects on net income of applying SFAS 123 to your stock options during the fiscal years 2005 and 2004. As SFAS 123 requires the accounting for stock options outstanding using the fair value method during these periods, please tell us why you believe there is no stock compensation expense to be recorded if your stock options outstanding during fiscal years 2005 and 2004 had been accounted for using the fair value method.

          Golden Chief Response: The options were granted on December 3, 1999 to Danny Looney who was providing limited accounting advice (non-SEC) to the Company at the time. We do not believe that the application of SFAS 123 would have any material effect on our disclosures. During the periods under discussion even if they options had been exercised they would only have resulted in a cash input to the Company of $20,000, and if the statements of operations were revised to reflect the fully diluted effects the addition of 200,000 shares to the existing more than 250 million shares outstanding would, in our opinion have been immaterial.


     4. SEC Comment: We also note a similar table presented under Note 6 - Income Taxes that presents the pro forma effects on net income of applying the provisions of SFAS 123 during the fiscal years ended December 31, 2005 and 2004. Please revise your disclosures to explain why this table is presented and how it applies to your financial statements as of September 30, 2005 and 2004 or remove the table from your disclosures, as applicable.

          Golden Chief Response: We have revised the filing to revert to the previous discussion of income tax presented.



Additionally,

     o Golden Chief acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing;

     o Golden Chief acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o Golden Chief acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the above addresses the questions raised in the letter of comment, but if you have further questions please let us know.



Golden Chief Resources, Inc.


Sincerely,



/S/ M. H. McIlvain
------------------
M. H. McIlvain
President